Filed Pursuant to Rule 433

Registration No. 333-227649

FINAL TERM SHEET

AMÉRICA MÓVIL, S.A.B. de C.V.

U.S.$1,000,000,000 2.875% Senior Notes due 2030 (the “Notes”)

May 4, 2020

Issuer:	América Móvil, S.A.B. de C.V.

Title of Securities:	2.875% Senior Notes due 2030

Offering Format:	SEC Registered

Aggregate Principal Amount:	U.S.$1,000,000,000

Price to Public:	99.853% of principal amount, plus accrued interest, if any, from May 7, 2020

Gross Proceeds (before underwriters’ discount and other offering expenses):	U.S.$998,530,000

Maturity Date:	May 7, 2030

Coupon:	2.875% per year

Interest Payment Dates:	May 7 and November 7 of each year, commencing on November 7, 2020

Trade Date:	May 4, 2020

Settlement Date:	May 7, 2020 (T+3*)

Optional Make-Whole Redemption:	Prior to February 7, 2030, make-whole call at Treasury Rate plus 35 basis points

Optional Par Redemption:	On and after February 7, 2030, call at 100%

Tax Redemption:	Par tax call in the event of change in Mexican withholding tax

Yield to Maturity:	2.892%

Benchmark Treasury:	UST 1.500% due February 2030

Benchmark Treasury Price and Yield:	108-04; 0.642%

Spread to Benchmark Treasury:	+225 basis points

Minimum Denomination:	U.S.$200,000 and multiples of U.S.$1,000 in excess thereof

CUSIP No.:	02364W BJ3

ISIN:	US02364WBJ36

Expected Ratings:	A3 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Joint Lead Managers and Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Joint Book-Running Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. Morgan Stanley & Co. LLC

Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

*Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes may be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (the “SEC”) by means of a registration statement on Form F-3 (Registration No. 333-227649).

No PRIIPs KID — No PRIIPS key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at +1-800-294-1322, J.P. Morgan Securities LLC toll-free at +1-866-846-2874, BBVA Securities Inc. toll-free +1-800-422-8692, BNP Paribas Securities Corp. toll-free at +1-800-854-5674, or Morgan Stanley & Co. LLC toll-free at +1-866-718-1649.

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